Exhibit 20   Press release issued May 11, 2021

For Immediate Release	May 11, 2021

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported earnings per share of $.08 for its fiscal 2021 third quarter and a loss of $.12 for the nine month period ended March 28, 2021. The third quarter is generally the busiest quarter of the year for the Company as weather is conducive to bowling. As a result of the continuing COVID-19 pandemic the majority of the Company’s bowling centers remained at a maximum capacity of 30% although some state and local jurisdictions have eased or eliminated restrictions or are expected to do so in the fourth quarter. The Company is optimistic that the ongoing vaccination efforts will result in fewer operating restrictions.

Bowl America owns 16 of the 17 bowling centers it operates and its Class A Common Stock trades on the NYSE American Exchange with the symbol BWLA. We invite you to view a more detailed explanation of results in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 28,	March 29,	March 28,	March 29,
	2021	2020	2021	2020
Revenues
Bowling and other	$2,555,725	$4,455,810	$5,545,779	$12,376,206
Food, beverage & merchandise sales	1,033,167	1,803,800	2,198,972	5,172,874
	3,588,892	6,259,610	7,744,751	17,549,080

Operating expenses excluding depreciation and amortization	3,019,051	4,920,654	8,525,255	15,006,028
Depreciation and amortization	243,408	243,808	739,024	714,560
Interest, dividend and other income	95,489	96,842	277,653	313,163
Change in value of investments	119,969	(1,000,868)	420,786	(410,933)

Earnings (loss) before taxes	541,891	191,122	(821,089)	1,730,722

Net Earnings (loss)	$410,386	$157,322	$(629,119)	$1,320,322

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS (LOSS) PER SHARE	.08	.03	(.12)	.26

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/28/21	03/29/20
ASSETS

Total current assets including cash and short-term investments of $1,988 & $3,288	$9,090	$9,842
Property and other assets	19,120	20,044
TOTAL ASSETS	$28,210	$29,886

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$2,135	$3,442
Other liabilities	4,187	3,010
Stockholders' equity	21,888	23,434
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,210	$29,886